CONSENT OF INDEPENDENT AUDITOR

We consent to the use, in this Offering Circular on Form 1-A POS of our independent auditor’s report dated December 5, 2025, with respect to the audited balance sheet of Spark Fund One, LLC as of December 31, 2024, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the period from inception to December 31, 2024, and the related notes to the financial statements.

Very truly yours,

Tampa, Florida

January 27, 2026